UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 29, 2020

COLLIER CREEK HOLDINGS

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38686	98-1425274
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Park Avenue, 58th Floor New York, NY 10166
(Address of principal executive offices, including zip code)

(212) 355-5515

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable Warrant to purchase one Class A ordinary share	CCH.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CCH	New York Stock Exchange
Warrants, each exercisable for one Class A ordinary share for $11.50 per share	CCH WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is a financial update that Collier Creek Holdings (“Collier Creek”) and Utz Brands Holdings, LLC (“Utz”) have prepared related to the proposed business combination (the “Business Combination”) between Collier Creek and Utz in accordance with the terms of that certain Business Combination Agreement, dated as of June 5, 2020 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Collier Creek, Utz, Series U of UM Partners, LLC and Series R of UM Partners, LLC. A copy of the Business Combination Agreement was attached as Exhibit 2.1 to Collier Creek’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 5, 2020.

Furnished as Exhibit 99.2 hereto is a joint press release Collier Creek and Utz that was issued on July 29, 2020.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information

Collier Creek has filed a registration statement with the SEC which includes a preliminary proxy statement and preliminary prospectus of Collier Creek in connection with the proposed Business Combination and, after the registration statement is declared effective, will mail a proxy statement/prospectus and other relevant documents to its shareholders. Collier Creek’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus, any amendments thereto, and the definitive proxy statement/prospectus in connection with Collier Creek’s solicitation of proxies for the special meeting to be held to approve the Business Combination as these materials will contain important information about Utz and Collier Creek and the proposed Business Combination. The definitive proxy statement/prospectus will be mailed to the shareholders of Collier Creek as of a record date to be established for voting on the Business Combination. Such shareholders will also be able to obtain copies of the proxy statement, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, NY 10166, attention: Bradford Williams (williams@cc.capital).

Participants in the Solicitation

Collier Creek, Utz and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Collier Creek’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Collier Creek’s directors and officers in Collier Creek’s filings with the SEC, including Collier Creek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 12, 2020, and such information and names of Utz’s directors and executive officers are in the Registration Statement on Form S-4 initially filed with the SEC on June 12, 2020 by Collier Creek, which includes the proxy statement/prospectus of Collier Creek for the Business Combination. Shareholders can obtain copies of Collier Creek’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, NY 10166, attention: Bradford Williams (williams@cc.capital).

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Forward Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Collier Creek’s and Utz’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Collier Creek’s and Utz’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Collier Creek’s and Utz’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Collier Creek and Utz following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Collier Creek or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Collier Creek’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Utz or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those included in the section “Risk Factors”, and in Collier Creek’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that Collier Creek considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Collier Creek cautions that the foregoing list of factors is not exclusive. Collier Creek cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Collier Creek does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99 .1	Financial Update, dated July 29, 2020
99.2	Press Release, dated July 29, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLLIER CREEK HOLDINGS

Date: July 29, 2020	By:	/s/ Jason K. Giordano
Name: Jason K. Giordano
Title: Co-Executive Chairman

Exhibit 99.1

℠ Q2 Financial Update July 29, 2020

Disclaimer

This financial update ("Financial Update") is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the "Business Combination") between Collier Creek ("CCH") and Utz Brands Holdings, LLC ("Utz" or the "Company"). The information contained herein does not purport to be all-inclusive and none of CCH, Utz or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Financial Update. This Financial Update should be considered together with the information set forth in the investor presentation of CCH, dated June 2020.

This Financial Update does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Utz, CCH, or any of their respective affiliates. You should not construe the contents of this Financial Update as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Financial Update, you confirm that you are not relying upon the information contained herein to make any decision.

The distribution of this Financial Update may also be restricted by law and persons into whose possession this Financial Update comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Financial Update or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder.

Forward-Looking Statements. Certain statements in this Financial Update may be considered forward-looking statements. Forward-looking statements generally relate to future events or CCH's or the Company's future financial or operating performance. For example, projections of future Adjusted Net Sales, Adjusted EBITDA, Pro Forma Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by CCH and its management, and Utz and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against CCH, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CCH, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet the NYSE's listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Utz as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Utz or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Utz's estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in CCH's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Nothing in this Financial Update should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CCH nor the Company undertakes any duty to update these forward-looking statements.

Non-GAAP Financial Information. In this Financial Update, CCH and the Company may refer to certain non-GAAP financial measures, including Pro Forma Net Sales, EBITDA, Adjusted EBITDA and Further Adjusted EBITDA, among others. Please refer to footnotes where presented on each page of this Financial Update or to the appendix found at the end of this Financial Update for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with generally accepted accounting principles in the U.S. ("GAAP"). This Financial Update also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Use of Projections. This Financial Update contains financial forecasts of the Company. Neither the Company's independent auditors, nor the independent registered public accounting firm of CCH, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Financial Update, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Financial Update. These projections should not be relied upon as being necessarily indicative of future results.

This Financial Update may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Financial Update may be listed without the TM, SM, ©, ® or ™ symbols, but Collier Creek and Utz will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service mark, trade names and copyrights.

Additional Information. In connection with the proposed Business Combination, including the domestication of CCH as a Delaware corporation, CCH has filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of CCH, and after the registration statement is declared effective, CCH will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Financial Update does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. CCH's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about Utz, CCH and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of CCH as of the record date which has been established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, New York, NY 10166.

Participants in the Solicitation. CCH and its directors and executive officers may be deemed participants in the solicitation of proxies from CCH's shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in CCH is contained in CCH's annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Collier Creek Holdings, 200 Park Avenue, New York, NY 10166. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed Business Combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CCH in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the preliminary proxy statement/prospectus for the proposed Business Combination.

Utz BRANDS Q2 Financial Update July 29, 2020

℠ 3/22/2020 4/19/2020 5/17/2020 6/14/2020 7/12/2020 Food & Beverage 33% 12% 15% 11% 11% Total Salty Snacks 22% 9% 12% 10% 9% PepsiCo 22% 10% 12% 9% 8% Campbell's 28% 16% 16% 10% 7% Kellogg's 22% (0%) 6% 6% 13% 29% 23% 24% 18% 16% General Mills 9% (19%) (10%) (6%) (3%) Private Label 21% 5% 8% 3% 2% Utz Sustained Impressive Momentum in Q2 1 1). Source : IRI MULO - C data. Represents data for the 13 - week period ended June 28 th , 2020. 2 ). IRI MULO - C data. Represents data for four - week sequential periods ended March 22 nd , 2020 to July 12 th ,2020. 2020 YoY Salty Snacks Retail Sales Growth Q2 / 13 - Week Period Ended 6/28/20 (1) Private Label Total Salty Snacks Four - Week Period Ended (2) ℠ Q2 Financial Update July 29, 2020 11% 11% 13% 6% 21% (10%) 5% 11% 21% 14% 17% (10%) 21% 32% 31% 16% (8%) MULO+C Food Mass Club Convenience Total SS Utz ▪ Utz Q2 IRI retail sales growth nearly double the salty snack category ▪ Growth continues to be driven by Food, Mass and Club channels ▪ Benefits of DSD / DTW hybrid distribution platform continue to drive sales growth General Mills Kellogg’s Campbell’s PepsiCo MULO + C Club Mass Food Convenience ℠

Increased Belief COVID Favorable for Utz's Brands Longer Term

Longer-Term Increase in At-Home Food Consumption

- Initial stay-at-home orders reintroduced at-home cooking and eating, which are likely to continue amidst continued uncertainty
- Even after re-openings, people will spend more time at home and avoid offices, restaurants, and public gatherings, with a potential enduring shift to "work-from-home"
- Recession favors at-home versus away-from-home consumption

Accelerated Utz Sales Growth and Share Gains Longer-Term

- Utz strengthened its existing customer relationships and developed new retail customers given its ability to supply and provide retail coverage during COVID
- Trial generated during COVID creating satisfied new Utz consumers given excellent product quality, with household penetration already increasing ~12% or ~2.6 million HH[(1)]
- Reduced competition from smaller salty snack competitors that are less well-capitalized and more reliant on co-manufacturers and third-party distribution
- Iconic brands like *Utz* are more attractive during COVID-driven recession; private label losing share

Source: IRI MULO-C data.
1). Based on IRI panel survey for the 12-week period ended July 12, 2020.

Q2 Financial Update July 29, 2020 2

℠ $22 $29 $51 $30 $33 $63 Q1 Q2 - Q4 Full Year $204 $218 $422 $228 $242 $470 Q1 Q2 - Q4 Full Year Strong Utz Financial Results Continued in Q2 Pro Forma Net Sales ($mm ) (2) 1). Unmeasured channels, which are currently estimated at approximately 30% of Utz’s invoiced sales, include n atural grocery, Costco, Dollar Tree, Amazon, smaller accounts, cash accounts, foodservice, partner brands, and private label, among others. Invoiced sales reflect net sales before the impact of certain trade deductions and independent DSD operator discounts. 2 ). Includes Conagra Snacks and Kitchen Cooked pre - acquisition contribution. 3). Includes Conagra Snacks and Kitchen cooked pre - acquisition contribution, as well as synergies and anticipated incremental public company costs. +12% +11% Further Adjusted EBITDA ($mm ) (3) (% Pro Forma Net Sales Margin ) 14% 11% 13% 13% YoY % Growth YoY % Growth 3 YoY $ Growth +$8 +40% +24% +$12 Q1 2019 Q1 2020 ▪ Q2 Pro Forma Net Sales growth driven primarily by Power Brands across Food, Mass and Club channels ▪ Q2 Pro Forma Net Sales growth is below IRI retail sales growth due to unmeasured channels, such as smaller format accounts, foodservice, and specialty retailers, which were negatively impacted by COVID (in Q1, unmeasured channels experienced growth) ▪ Q2 Further Adjusted EBITDA grew 15%, as strong mix and gross margins were partially offset by timing of expenses (1) Q2 2019 Q2 2020 12% 13% 1H 2019 1H 2020 + 15% +$4 +11% Q1 2019 Q1 2020 Q2 2019 Q2 2020 1H 2019 1H 2020 Q2 Financial Update July 29, 2020

℠ $422 $444 $866 $470 $462 $932 Q1 Q2 - Q4 Full Year $51 $57 $108 $63 $61 $124 Q1 Q2 - Q4 Full Year Updated 2020 Utz Projections Pro Forma Net Sales ($mm) (1) 1). Includes the full period impact of the acquisitions of Conagra Snacks and Kitchen Cooked. 2020 numbers exclude the impact of the 53 rd week. 2). Includes the full period impact of the acquisitions of Conagra Snacks and Kitchen Cooked. Includes full run rate synergies and public company costs. 2020 numbers ex clu de the impact of the 53 rd week. +11% +4% Further Adjusted EBITDA ($mm) (2) (% Pro Forma Net Sales Margin ) 12% 13% 13% YoY % Growth YoY % Growth 4 YoY $ Growth +$12 +24% +7% +$4 1H 2019 +8% +15% +$16 1H 2020 2H 2019 2H 2020E FY 2019 FY 2020E 1H 2019 1H 2020 2H 2019 2H 2020E FY 2019 FY 2020E ▪ 2H 2020 Pro Forma Net Sales growth projected consistent with historical salty snack category growth, albeit this may be conservative given recent trends ▪ 2H 2020 Further Adjusted EBITDA growth reflects incremental marketing and brand building investments we intend to make to retain new consumers and accelerate future growth 12% 13% 13% Q2 Financial Update July 29, 2020

Updated Utz Summary Financials

- Utz Brands expects to provide its first full year 2020 guidance as a new public company with its Q3 earnings release in November 2020
- Collier Creek is not updating its 2021 projections for Utz, despite higher 2020E Pro Forma Net Sales than originally forecast
- 2021 full year guidance expected to be provided with Utz Brands' Q4 earnings release in March 2021

Pro Forma Net Sales


($ in mm)
$866
$932
$910
Prior
Forecast
$928
2019 (1)
2020E (1)
2021E

Further Adjusted EBITDA (% Pro Forma Net Sales Margin♦)


$108
$124
$134
12%
13%
14%
2019 (2)
2020E (2)
2021E (2)

	2019	2020E	2021E
Pro Forma Net Sales Growth	12%	8% (3)	0% (3)
Organic Retail Sales Growth (4)	4%	10%	2%

	2019	2020E	2021E
Further Adj. EBITDA Growth	34%	15%	8%

1). 2019 is pro forma for the acquisitions of Conagra Snacks and Kitchen Cooked. 2020 excludes impact of Utz's 53rd week. See pages 6 and 7 for reconciliation.
2). 2019 is pro forma for the acquisitions of Conagra Snacks and Kitchen Cooked. 2020 excludes impact of Utz's 53rd week. Includes full run rate synergies. See pages 6 and 7 for reconciliation.
3). Growth rate reflects the impact of final IO conversions, which reduce Net Sales from independent DSD operator discounts and improve Adjusted EBITDA Margins from the elimination of fixed selling and administrative costs.
4). IRI MULO+C data (calendar years ending 2018-2019). Excludes the impact of acquired brands until a full year of Utz ownership is in the baseline.

Utz Brands Q2 Financial Update July 29, 2020 5

Appendix

Non-GAAP Reconciliation

		Non-GAAP Reconciliation				
		Fiscal Year	Fiscal Quarter Ended			
			2019		2020	
		2019	March 31	June 30	March 29	June 28
P&L	**Net Sales (Per GAAP)**	**$768**	**$178**	**$188**	**$228**	**$242**
	Cost of Goods Sold	(514)	(122)	(127)	(148)	(157)
	Gross Profit	**$254**	**$57**	**$62**	**$80**	**$85**
	Selling and Administrative Expense	(228)	(51)	(46)	(68)	(68)
	Gain on Sale of Assets	13	3	3	0	1
	Income from Operations	**$39**	**$9**	**$18**	**$12**	**$17**
	Interest Expense	(48)	(13)	(13)	(10)	(10)
	Other Income (Expense)	(1)	1	(1)	1	0
	Tax Expense	(3)	(0)	(1)	(1)	(1)
	Net (Loss) Income (Per GAAP)	**($13)**	**($3)**	**$3**	**$2**	**$7**
EBITDA	**Net (Loss) Income (Per GAAP)**	**($13)**	**($3)**	**$3**	**$2**	**$7**
	Depreciation and Amortization	29	7	7	9	9
	Interest Expense, net (1)	45	12	12	9	9
	Tax Expense	3	0	1	1	1
	EBITDA	**$64**	**$16**	**$23**	**$21**	**$26**
	Certain Non-Cash Adjustments (2)	9	1	1	1	2
	Change in Accounting Policy and Estimate	7	0	1	-	-
	Acquisition and Integration (3)	3	1	-	5	4
	Business Transformation Initiatives (4)	5	0	-	2	1
	Financing-Related Costs	5	-	0	0	-
	Adjusted EBITDA	**$93**	**$18**	**$25**	**$29**	**$33**

Note: Dollars in Millions. Numbers may not foot due to rounding.

1). Includes GAAP interest expense related to third-party obligations, net of interest income, on loans made to independent DSD operators to purchase delivery routes.

2). Includes fair value adjustment to incentive program, mark-to-market commodity adjustments, and asset impairment / write-offs.

3). Includes transaction-related expenses for historical acquisitions, and integration costs related to historical acquisitions.

4). Includes costs of restructuring activities largely due to the transition of company-owned DSD routes to independent operators, as well as corporate strategic initiatives and historic family-related costs.

Q2 Financial Update July 29, 2020 6

℠ Pro Forma and Further Adjusted Financials Reconciliation Note: Dollars in Millions . Numbers may not foot due to rounding. 1). Includes Conagra Snacks and Kitchen Cooked pre - acquisition contribution. 2). Includes Conagra Snacks synergies in addition to synergies related to the acquisition of Kitchen Cooked. 3). Includes anticipated incremental public company costs. 7 Pro Forma and Further Adjusted Financials Reconciliation Historical Projections Historical 2019 2020 ($ in M) 2019 2020E 2021E Q1 Q2 Q1 Q2 Net Sales (GAAP) $768 $949 $928 $178 $188 $228 $242 Pre-Acquisition Net Sales (1) 97 - - 26 29 - - Impact of 53rd Week - (17) - - - - - Pro Forma Net Sales $866 $932 $928 $204 $218 $228 $242 Adjusted EBITDA $93 $124 $133 $18 $25 $29 $33 Pre-Acquisition EBITDA (1) 10 - - 3 3 - - Acquisition Synergies (2) 7 5 1 2 2 2 1 Public Company Costs (3) (3) (2) - (1) (1) (1) (1) Impact of Utz 53rd Week - (3) - - - - - Further Adjusted EBITDA $108 $124 $134 $22 $29 $30 $33 Net Sales EBITDA Q2 Financial Update July 29, 2020

Exhibit 99.2

Utz Quality Foods Reports Strong Second Quarter 2020 Selected Financial Results

Business Combination with Collier Creek Holdings to Form Utz Brands, Inc. Remains On Track to Close in the Third Quarter

Hanover, Pa., July 29, 2020 – Utz Quality Foods, LLC (“Utz” or the “Company”), a leading U.S. manufacturer of branded salty snacks, today announced second quarter 2020 Pro Forma Net Sales and profit results. Collier Creek Holdings (“Collier Creek”) (NYSE: CCH, CCH.U, CCH WS), a special purpose acquisition company, also provided an update on Utz’s 2020 projections.

As previously announced, Utz and Collier Creek have entered into a definitive agreement for a business combination that will introduce Utz Brands, Inc. as a NYSE-listed public company under the ticker symbol “UTZ.”

Utz reported Pro Forma Net Sales for the three-month period ended June 28, 2020 of $242 million, an 11% increase over the prior year period of $218 million. The Company reported second quarter 2020 Further Adjusted EBITDA of $33 million, a 15% increase over the prior year period of $29 million.

Collier Creek now expects 2020 Pro Forma Net Sales of $932 million for Utz, an 8% increase over the prior year of $866 million. Collier Creek is not updating its previously provided 2020 Further Adjusted EBITDA projection of $124 million for Utz, which now reflects incremental marketing and brand building investments that Utz intends to make to retain the new households eating Utz products that were generated during COVID-19 and to accelerate future growth. Collier Creek is also not updating its 2021 projections for Utz, despite higher projected 2020 Pro Forma Net Sales than originally forecasted.

“I am incredibly proud of the resilience of our team during a dynamic operating environment, which resulted in record sales for the quarter,” stated Dylan Lissette, CEO of Utz. “These results demonstrate Utz’s ability to generate sustained business momentum in the salty snacks industry, and we believe we are well positioned for continued growth in 2020 and beyond.”

“Utz’s impressive second quarter results underscore our confidence in the business and its strong future growth trajectory,” commented Roger Deromedi, Co-Founder of Collier Creek and future Chairman of Utz Brands, Inc. “We continue to work closely with the Utz team and expect to close our transaction in the third quarter of 2020.”

Utz Brands, Inc. currently expects to provide its first full year 2020 guidance as a new public company with its third quarter 2020 earnings release in November 2020. 2021 full year guidance is expected to be provided with Utz Brands, Inc.’s fourth quarter 2020 earnings release in March 2021.

A short investor presentation providing more detail related to Utz’s second quarter 2020 results will be included in a current report on Form 8-K to be filed by Collier Creek with the U.S. Securities and Exchange Commission (“SEC”).

About Utz

Founded in 1921, Utz is the largest family-owned salty snack company in the U.S., producing a full line of potato chips, pretzels, cheese snacks, veggie snacks, pork skins, pub / party mixes, and other snacks.

The Company’s iconic brands, which include Utz®, Zapp's®, Golden Flake®, Good Health®, Boulder Canyon®, Hawaiian Brand®, Dirty®, Bachman®, Jax®, Wachusett®, Snikiddy®, Kitchen Cooked®, Snyder of Berlin®, and Tim’s Cascade®, among others, are distributed nationally through grocery stores, mass merchants, club stores, convenience stores, dollar/value stores, drug stores, gasoline stations, and other food retailers.

Based in Hanover, Pennsylvania, Utz operates fourteen manufacturing facilities located in Pennsylvania, Alabama, Arizona, Illinois, Indiana, Louisiana, Massachusetts and Washington, and distributes its products through over 1,600 Direct Store Delivery (DSD) routes and direct to customer warehouses.

For information about Utz and its products, please visit www.utzsnacks.com or call 1-800-FOR-SNAX.

About Collier Creek

Collier Creek is a special purpose acquisition company that completed its initial public offering in October 2018, raising $440 million in proceeds. Collier Creek was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Collier Creek was co-founded by Roger K. Deromedi, Chinh E. Chu, and Jason K Giordano, who bring over 80 years of combined investing and operating experience, with a focus on the consumer goods sector. Mr. Deromedi is the former Chairman of Pinnacle Foods and the former Chief Executive Officer of Kraft Foods. Mr. Chu and Mr. Giordano are Senior Managing Directors of CC Capital, a private investment firm. Collier Creek’s Class A common shares, units, and warrants trade on the NYSE under the symbols CCH, CCH.U, and CCH WS, respectively. For more information, please visit www.colliercreekholdings.com.

Additional Information about the Business Combination and Where to Find It

Collier Creek has filed a registration statement with the SEC which includes a preliminary proxy statement and preliminary prospectus of Collier Creek in connection with the proposed business combination and, after the registration statement is declared effective, will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This press release does not contain all the information that should be considered concerning the business combination. It is not intended to provide the basis for any investment decision or any other decision in respect to the proposed business combination. Collier Creek’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, any amendments thereto, and the definitive proxy statement/prospectus in connection with Collier Creek’s solicitation of proxies for the special meeting to be held to approve the business combination, as these materials will contain important information about Utz and Collier Creek and the proposed business combination.

The definitive proxy statement/prospectus will be mailed to the shareholders of Collier Creek as of a record date to be established for voting on the business combination. Such shareholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at http://www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, NY 10166, attention: Bradford Williams (williams@cc.capital).

Participants in the Solicitation

Collier Creek, Utz and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Collier Creek’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of Collier Creek’s directors and officers in Collier Creek’s filings with the SEC, including Collier Creek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 12, 2020, and such information and names of Utz’s directors and executive officers is contained in the Registration Statement on Form S-4, as amended, filed with the SEC by Collier Creek, which includes the proxy statement/prospectus of Collier Creek for the business combination. Shareholders can obtain copies of Collier Creek’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, NY 10166, attention: Bradford Williams (williams@cc.capital).

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Collier Creek’s and Utz’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Collier Creek’s and Utz’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Collier Creek’s and Utz’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the outcome of any legal proceedings that may be instituted against Collier Creek and Utz following the announcement of the business combination agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Collier Creek or other conditions to closing in the business combination agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement or could otherwise cause the business combination to fail to close; (5) the amount of redemption requests made by Collier Creek’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Utz or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those included in the section “Risk Factors”, and in Collier Creek’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that Collier Creek considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Collier Creek cautions that the foregoing list of factors is not exclusive. Collier Creek cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Collier Creek does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by law.

Non-GAAP Financial Measures

This press release uses certain non-GAAP financial measures such as Pro Forma Net Sales and Further Adjusted EBITDA. These non-GAAP financial measures should not be construed as alternatives to net income or net sales measured in accordance with accounting principles generally accepted in the U.S. (“GAAP”) as indicators of operating performance or as alternatives to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP). Other companies, including those in the snack industry, may calculate these non-GAAP financial measures differently from how they are calculated and used herein, reducing their overall usefulness. See Collier Creek’s investor presentation furnished on a current report on Form 8-K filed with the SEC on June 5, 2020 for a reconciliation of such non-GAAP financial measures to the most comparable GAAP measure. This press release also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Collier Creek is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP measure without unreasonable effort. Consequently, neither this press release nor the presentation includes disclosure of estimated comparable GAAP measures and no reconciliation of the forward-looking non-GAAP financial measures is included.

Investor Contacts

Katie Turner

ICR

646-277-1228

Katie.Turner@icrinc.com

Media Contacts

Collier Creek:

Jonathan Keehner / Tim Ragones / Kate Thompson

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Utz:

Cory Ziskind

ICR

646-277-1232

Cory.Ziskind@icrinc.com